Ballard Power Systems Inc.

News Release

Ballard Announces 2008 First Quarter Financial Results Conference Call

For Immediate Release – April 7, 2008

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its 2008 first quarter results on Tuesday, April 29, 2008 at 8:00 a.m. PST (11:00 a.m. EST).

Access to the April 29th call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 6325#. The simultaneous audio web cast can be accessed at http://services.choruscall.com/links/ballard080429.html and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to accelerate fuel cell market adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Lori Vetter at 604.412.3195